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                                                                   EXHIBIT 99.1



             FORM OF LETTER TO H.T.E. SHAREHOLDERS, OPTION HOLDERS,
                            EMPLOYEES AND DIRECTORS


                         [H.T.E. Letterhead and Phone]


                                                              ___________, 2000

To:     -   Shareholders of H.T.E., Inc. on __________, 2000
        -   Option Holders of H.T.E., Inc. Common Stock
            as of December 16, 1999 who are also
            Employees or Directors of H.T.E. as of
            February 1, 2000
        -   Employees of H.T.E., Inc. as of February 1, 2000

Dear Shareholders, Optionees, Employees and Directors:
         I am pleased to send you the attached prospectus (and subscription instructions) concerning a rights offering ("Rights Offering") and spin-off of our Internet subsidiary, DemandStar.com, Inc. ("DemandStar"), which is an early-stage company. As either (i) a holder of HTE, Inc. ("HTE") common stock,
(ii) a holder of options to purchase HTE common stock as of December 16, 1999 who is also an employee or director of HTE (or a subsidiary) as of February 1, 2000, or (iii) an employee of HTE (or a subsidiary) as of February 1, 2000, you will receive rights ("Rights") to purchase shares of DemandStar common stock. Each Right entitles the holder thereof to purchase one share of DemandStar common stock.

         Each holder of HTE common stock at the close of business on _____________, 2000 (the record date for the distribution of the Rights) will receive one Right for every one share of HTE common stock he owns on that date (for example, if you own 500 shares of HTE common stock, you can purchase up to 500 shares of DemandStar common stock). Each holder of options to purchase HTE common stock as of the close of business on December 16, 1999 who is also an employee or director of HTE (or a subsidiary) as of February 1, 2000, will receive one Right for each share of HTE common stock that he has a vested and/or unvested option to acquire.
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Each employee of HTE (or a subsidiary) as of February 1, 2000 will receive 200
Rights (which entitle such employee to subscribe for up to 200 shares of DemandStar common stock).

         There is currently no public market for the Rights or the DemandStar common stock. The Rights are not transferable, except to immediate family members (spouses and lineal descendants only), and therefore no public market for the Rights is expected to develop. We intend to apply for quotation of our common stock on the Nasdaq SmallCap Market or Nasdaq National Market System under the symbol "DMND."

         The Rights are set to expire at 5:00 P.M., EST, on ___________, 2000, unless we extend the expiration date by up to 10 days. Accordingly, if you wish to take advantage of your Rights, you will need to exercise them before that time. The Rights Offering is expected to close on or about ____________, 2000.

         DemandStar.com, Inc. is a provider of Internet-based procurement systems for government agencies. DemandStar's procurement systems enable governments to purchase necessary goods and services more efficiently and at lower administrative costs while at the same time providing valuable services to businesses selling to government agencies. Our goal is to make the DemandStar Network a leading provider of a complete Internet-based procurement solution that both government agencies and their vendors will utilize as their primary source for the purchase and sale of required goods and services.

         We are very excited about the opportunity ahead of us in the new and rapidly growing internet medium. By conducting the Rights Offering, HTE will create a separate publicly traded internet company. This will separate HTE's internet business with its own unique market opportunity and risk/reward profile from HTE's other businesses. This transaction will enable HTE shareholders, optionees, directors and employees to increase or decrease their level of participation in our new business by varying their level of investment in DemandStar following the Rights Offering.

         The attached prospectus contains important information about the
Rights Offering and DemandStar's planned business. I encourage you to read it carefully. You are not required to exercise your Rights.
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         Your Federal income tax consequences from receiving or exercising a
Right depend on whether or not you receive the Right as a result of owning HTE common stock or as a result of your being (i) a holder of an HTE option who is a director or employee of HTE (or a subsidiary thereof) or (ii) an employee of HTE (or a subsidiary thereof). If you receive a Right as a result of your ownership of HTE common stock, the fair market value of the Right will be taxable to you
(i) first, as a dividend, up to the amount of HTE's current and/or accumulated earnings and profits, if any, attributable to the Right, (ii) then as a is distributed, up to the amount thereof, and (iii) finally, if there is any excess over the foregoing two amounts, as gain recognized as if you sold the HTE common stock. In the foregoing circumstances, you will not recognize any gain or loss on exercise of the Right. If you receive a Right as a result of being (i) a holder of an HTE option who is a director or employee of HTE (or a subsidiary thereof) or (ii) an employee of HTE (or a subsidiary thereof), you will not realize any income or gain on the receipt of the Right, but on exercise of the Right you will recognize ordinary income equal to the excess, if any, of the fair market value, as of the exercise date, of the DemandStar common stock you receive on exercise of the Right over the exercise price for the Right. If you are an HTE shareholder and you either also hold HTE stock options and are an employee of director of HTE (or a subsidiary thereof) or are an employee of HTE (or a subsidiary there), it should be the better view that the rules in the second and third sentences of this paragraph apply to the Rights you receive on your HTE stock, but it nevertheless is possible that the rules set forth the fourth sentence of this paragraph would apply to those Rights. Please read the information set forth under the caption "Certain Federal Income Tax Considerations" in the attached prospectus and consult your own tax adviser with respect to the income tax consequences to holders of Rights in the Rights Offering.
         If you have any questions concerning the Rights Offering, you should contact us at the above number, whereupon we may direct you to DemandStar's information agent if it has retained one.

                  Thank you for your consideration.

                                        Sincerely,

                                        H.T.E., Inc.



                                        [Name; Title]